Registration Statement 333-149975
Rule 424(b)(3)

PROSPECTUS

ParkerVision, Inc.

1,240,199 Shares of Common Stock

This prospectus covers up to 1,240,199 shares of common stock of ParkerVision, Inc. that may be offered for resale or otherwise disposed of by the account of the selling stockholders set forth in this prospectus under the heading “Selling Stockholders” beginning on page 11. All of these shares were issued in a private placement of shares of common stock concluded on March 6, 2008.

Our common stock is traded on the Nasdaq Capital Market under the symbol PRKR. On March 24, 2008, the last reported sale price of our common stock was $7.60.

We will not receive any proceeds from the sale or other disposition of the shares or interests therein by the selling stockholders.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 10, 2008

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.

Table of Contents

BUSINESS SUMMARY	3
RISK FACTORS	5
USE OF PROCEEDS	7
SELLING STOCKHOLDERS	8
PLAN OF DISTRIBUTION	10
LEGAL MATTERS	12
EXPERTS	13
WHERE YOU CAN FIND ADDITIONAL INFORMATION	13

_____________________________________________

BUSINESS SUMMARY

General

ParkerVision, Inc. (the “Company” or “we”) operates in the business of wireless technologies and products.

We are in the business of designing, developing and licensing our proprietary wireless radio frequency (“RF”) technologies for use in semiconductor circuits for wireless radio applications. Our primary business strategy is to license our technologies to chip suppliers and/or mobile handset manufacturers for the incorporation of our technologies into mobile handsets. In addition, we have, from time to time, explored licensing and other opportunities outside the cellular industry to the extent that the applications are synergistic with our current development efforts.

Initial Customer Agreements

In 2007, we entered into agreements for the incorporation of our technologies into RF products.

In May 2007, we executed an Engineering Services Agreement and a Licensing Agreement with ITT Corporation (“ITT”) for the design and use of our Direct2Power™, or d2p™, technology in applications worldwide. Under the agreements, we will be paid royalties on a per unit basis for products sold by ITT that incorporate our d2p technology. We are also providing engineering consulting and design services to ITT on a time and materials basis, as requested, for the development of products using our technology.

In December 2007, we entered into a Licensing and Engineering Services Agreement with a mobile handset chip supplier for the design and use of our d2p™ and our Direct2Data™, or d2d™, technologies in chipsets initially targeted for the 3G mobile handset market worldwide. Under the terms of the agreement, we will be paid royalties on a per unit basis for chipsets sold which incorporate one or both of our RF technologies.

Wireless Technologies

Our wireless technologies, collectively referred to as Energy Signal Processing or ESP™, represent unique, proprietary methods for processing RF waveforms in wireless applications. The technology applies to the transmit (baseband data to an RF carrier signal) and receive (RF carrier signal to baseband data) functions of a radio transceiver. The transmit portion of the technology is called Direct2Power™, or d2p, and enables the transformation of a digital baseband signal to an RF carrier waveform, at the desired power output level, in a single unified operation. The receiver portion of the technology is called Direct2Data™, or d2d, and enables the direct conversion of an RF carrier to baseband data signal.

In the second half of 2005, we began educating prospective customers about the benefits of our technologies, with a focus on our d2p transmit technology. In 2006, we completed our first d2p integrated circuit (“IC”) which embodied many of the advancements of our technology and enabled us to begin demonstrating partially integrated prototypes. Throughout 2006 and 2007, we continued to further advance our prototype ICs while cultivating potential customer relationships. Our sales-related activities in 2006 and 2007 included prototype demonstrations of our increasingly integrated d2p platform, support of in-depth technical due-diligence by prospective customers, analysis of prospective customer product plans, delivery of initial proposals and terms, and, ultimately, negotiations of proposed business relationships. Our initial target customer base was limited to top tier mobile handset manufacturers. However, in 2006 and increasingly in 2007, mobile handset manufacturers were shifting RF innovation and developments to their chipset providers. Accordingly, we expanded our target customer base to include not only the mobile handset manufacturers, but also their component suppliers. In addition, we expanded our market awareness campaign to include network providers who are significant influencers to the OEMs in the mobile handset industry. Although our primary target market is the mobile handset industry, we have explored potential relationships outside this target market to the extent that the requirements of the prospective customers are in concert with the needs of our primary target market. This exploration resulted in our first license agreement, with ITT Corporation in May 2007.

To date, we have generated no royalty revenue from licensing of our wireless RF technologies. Our ability to generate revenues sufficient to offset costs is subject to our ability to successfully support our customers in completing their initial product designs incorporating our technologies and expand our market opportunities through additional product offerings with our current customers and/or the addition of new customers such that we are able to secure a reasonable share of the market. We believe our technology has substantial advantages over competing technologies, especially in the third generation, or 3G, mobile handset market and generations that are likely to evolve beyond 3G, such as 4G mobile handset standards and applications.

Our unique technologies process the RF waveform in a more optimal manner than existing technologies, thereby allowing OEMs to create handsets that have extended battery life, more easily incorporate multiple air interface standards and frequencies in smaller form factors, and reduce manufacturing costs. Our technologies provide such attractive benefits, in part, because of the unique integrated circuit architecture which enables efficient digital circuit processing, eliminating many of the limitations of legacy analog processing.

Patents

We consider our intellectual property, including patents, patent applications, trademarks, and trade secrets to be significant to our competitive positioning. We have a program to file applications for and obtain patents, copyrights, and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate to establish and maintain our proprietary rights in our technology and products. As of December 31, 2007, we have obtained 59 U.S. and 54 foreign patents related to our RF technologies and have 98 patent applications pending in the United States and other countries. Our patents have been issuing at a rate of approximately four to six new patents each quarter. Since December 31, 2007, we have been granted four additional U.S patents and one additional foreign patent. We estimate the economic lives of our patents to be fifteen to twenty years.

Corporate Organization

We were incorporated under the laws of the State of Florida on August 22, 1989. Our executive offices are located at 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256. Our telephone number is (904) 737-1367.

2008 Sale of Common Stock

On March 5, 2008, we completed the sale of an aggregate of 1,240,199 shares of our common stock to a limited number of domestic institutional and other investors in a private placement transaction pursuant to an offering exemption under the Securities Act of 1933. The offering was made to a limited number of institutional and other investors. Emerging Growth Equities, Ltd. acted as our selling agent.

RISK FACTORS

The shares of common stock being offered hereby are speculative and should not be purchased by anyone who cannot afford a loss of their entire investment. Before making an investment in ParkerVision, you should carefully consider the risks described below.

We have had a history of losses which may ultimately compromise our ability to implement our business plan and continue in operation.

We have had losses in each year since our inception in 1989, and continue to have an accumulated deficit which, at December 31, 2007, was $167.6 million. The net loss for 2007 was $18.2 million. To date, our technologies and products have not produced revenues sufficient to cover operating, research and development and overhead costs. We also will continue to make expenditures on marketing, research and development, pursuit of patent protection for our intellectual property and operational costs for fulfillment of any contracts that we achieve for the sale of our products or technologies. We expect that our revenues in the near term will not bring the company to profitability. If we are not able to generate sufficient revenues or we have insufficient capital resources, we will not be able to implement our business plan and investors will suffer a loss in their investment. This may result in a change in our business strategies.

We expect to need additional capital in the future, which if we are unable to raise will result in our not being able to implement our business plan as currently formulated.

Because we have had net losses and, to date, have not generated positive cash flow from operations, we have funded our operating losses from the sale of equity securities from time to time and the sale of our video division in 2004. We anticipate that our business plan will continue to require significant expenditures for research and development, patent protection, sales and marketing and general operations. Our current capital resources, including cash and cash equivalents at December 31, 2007 of $13.4 million and the net proceeds of our March 5, 2008 private placement transaction of approximately $9 million, are expected to sustain operations through the first quarter of 2009, if not longer. Thereafter, unless we increase revenues to a level that they cover operating expenses or we reduce costs, we will require additional capital to fund these expenses. Financing, if any, may be in the form of loans or additional sales of equity securities. A loan or the sale of preferred stock may result in the imposition of operational limitations and other covenants and payment obligations, any of which may be burdensome to us. The sale of equity securities will result in dilution to the current stockholders’ ownership. The long-term continuation of our business plan is dependent upon the generation of sufficient revenues from the sale of our products, additional funding or reducing expenses or a combination of the foregoing. The failure to generate sufficient revenues, raise capital or reduce expenses could have a material adverse effect on our ability to achieve our long-term business objectives.

Our industry is subject to rapid technological changes which if we are unable to match or surpass, will result in a loss of competitive advantage and market opportunity.

Because of the rapid technological development that regularly occurs in the microelectronics industry, we must continually devote substantial resources to developing and improving our technology and introducing new product offerings. For example, in fiscal years 2007 and 2006, we spent approximately $10.7 million and $9.5 million, respectively, on research and development, and we expect to continue to spend a significant amount in this area in the future. These efforts and expenditures are necessary to establish and increase market share and, ultimately, to grow revenues. If another company offers better products or our product development lags, a competitive position or market window opportunity may be lost, and therefore our revenues or revenue potential may be adversely affected.

If our products are not commercially accepted, our developmental investment will be lost and our future business continuation will be impaired.

There can be no assurance that our research and development will produce commercially viable technologies and products. If existing or new technologies and products are not commercially accepted, the funds expended will not be recoverable, and our competitive and financial position will be adversely affected. In addition, perception of our business prospects will be impaired with an adverse impact on our ability to do business and to attract capital and employees.

If our patents and intellectual property do not provide us with the anticipated market protections and competitive position, our business and prospects will be impaired.

We rely on our intellectual property, including patents and patent applications, to provide competitive advantage and protect us from theft of our intellectual property. We believe that many of our patents are for entirely new technologies. If the patents are not issued or issued patents are later shown not to be as broad as currently believed, or are otherwise challenged such that some or all of the protection is lost, we will suffer adverse effects from the loss of competitive advantage and our ability to offer unique products and technologies. In addition, there would be an adverse impact on our financial condition and business prospects.

If we cannot demonstrate that our technologies and products can compete in the marketplace and are better than current competitive solutions, then we will not be able to generate the sales we need to continue our business and our prospects will be impaired.

We expect to face competition from chip suppliers such as RF MicroDevices, Anadigics, Skyworks, ST Microelectronics, Qualcomm, and Freescale, among others. Our technology may also face competition from other emerging approaches or new technological advances which are under development and have not yet emerged. If our technologies and products are not established in the market place as improvements over current, traditional chip solutions in wireless communications, our business prospects and financial condition will be adversely affected.

We rely, in large part, on key business and sales relationships for the successful commercialization of our products, which if not developed or maintained, will have an adverse impact on achieving market awareness and acceptance and will result in a loss of business opportunity.

To achieve a wide market awareness and acceptance of our products, as part of our business strategy, we will attempt to enter into a variety of business relationships with other companies which will incorporate our intellectual property into their products and/or market products based on our technologies. The successful commercialization of our products will depend in part on our ability to meet obligations under contracts with respect to the products and related development requirements. The failure of the business relationships will limit the commercialization of our products which will have an adverse impact on our business development and our ability to generate revenues and recover development expenses.

We rely, in large part, on the ability of key customers to successfully develop and sell products incorporating our technologies, the failure of which will have an adverse impact on our business opportunities.

The successful commercialization of our products will depend, in part, on the success and timing of our customers’ product development and sales activities which may be impacted by factors outside of our control. Delays in or failure of our customers’ product development or sales activities will hinder the commercialization of our products which will have an adverse impact on our ability to generate revenues and recover development expenses.

We are highly dependent on Mr. Jeffrey Parker as our chief executive officer whose services, if lost, would have an adverse impact on our leadership, industry perception, and investor perception about our future.

Because of Mr. Parker’s position in the company and the respect he has garnered in both the industry in which we operate and the investment community, the loss of the services of Mr. Parker might be seen as an impediment to the execution of our business plan. If Mr. Parker were no longer available to the company, investors may experience an adverse impact on their investment. We do not currently have an employment agreement with Mr. Parker. We maintain key-employee life insurance for our benefit on Mr. Parker.

If we are unable to attract or retain highly skilled employees we will not be able to execute our research and development plans or provide the highly technical services that our products require.

Our business is very specialized, and therefore it is dependent on having skilled and specialized employees to conduct our research, development and customer support activities. The inability to obtain or retain these specialized employees will have an adverse impact on our business development because customers will not obtain the information or services expected which may prevent us from successfully implementing our current business plans.

The outstanding options and warrants may affect the market price and liquidity of the common stock.

At December 31, 2007, we had 25,182,892 shares of common stock outstanding and had 5,789,926 exercisable options and warrants for the purchase of shares of common stock, assuming no terminations or forfeitures of such options and warrants. On December 31, 2008 and 2009, respectively, there will be 5,593,646 and 5,631,169 currently exercisable options and warrants (assuming no new grants, exercises, terminations or forfeitures). All of the underlying common stock of these securities is registered for sale to the holder or for public resale by the holder. The amount of common stock available for the sales may have an adverse impact on our ability to raise capital and may affect the price and liquidity of the common stock in the public market. In addition, the issuance of these shares of common stock will have a dilutive effect on current stockholders’ ownership.

Provisions in the certificate of incorporation and by-laws could have effects that conflict with the interest of stockholders.

Some provisions in our certificate of incorporation and by-laws could make it more difficult for a third party to acquire control. For example, the board of directors has the ability to issue preferred stock without stockholder approval, and there are pre-notification provisions for director nominations and submissions of proposals from stockholders to a vote by all the stockholders under the by-laws. Florida law also has anti-takeover provisions in its corporate statute.

We have a shareholder protection rights plan that may delay or discourage someone from making an offer to purchase the company without prior consultation with the board of directors and management which may conflict with the interests of some of the stockholders.

On November 17, 2005, the board of directors adopted a shareholder protection rights plan which called for the issuance, on November 29, 2005, as a dividend, rights to acquire fractional shares of preferred stock. The rights are attached to the shares of common stock and transfer with them. In the future the rights may become exchangeable for shares of preferred stock with various provisions that may discourage a takeover bid. Additionally, the rights have what are known as “flip-in” and “flip-over” provisions that could make any acquisition of the company more costly. The principal objective of the plan is to cause someone interested in acquiring the company to negotiate with the board of directors rather than launch an unsolicited bid. This plan may limit, prevent, or discourage a takeover offer that some stockholders may find more advantageous than a negotiated transaction. A negotiated transaction may not be in the best interests of the stockholders.

USE OF PROCEEDS

All the shares covered by this prospectus may be sold or otherwise disposed of for the account of the selling stockholders. ParkerVision will not receive any of the proceeds from the sale or other disposition of the shares or interests therein by the selling stockholders.

SELLING STOCKHOLDERS

The following table provides certain information about the selling stockholders’ beneficial ownership of our common stock at March 6, 2008. It is also adjusted to give effect to the sale of all of the shares offered by them under this prospectus. Unless otherwise indicated, the selling stockholder possesses sole voting and investment power with respect to the securities shown.

				After Offering
Name	Number of Shares Beneficially Owned Prior to Offering	Percentage of Class	Number of Shares to be Sold	Number of Shares Beneficially Owned	% of Class
Jeffrey Parker(1)	2,549,195	9.62%	129,200	2,419,995	9.13%
Gem Partners(2)	2,336,606	8.82%	133,333	2,203,273	8.32%
Europa International, Inc.(3)	1,218,817	4.60%	200,000	1,018,817	3.85%
Goldman Scahs JBWere Small Companies Pooled Fund (Nominee: Hare & Co.)(4)	164,110	*	32,500	131,610	*
Telestra Superannuation Scheme (Nominee: Hare & Co)(4)	33,300	*	11,000	22,300	*
Province of British Columbia (Nominee: Hare & Co)(4)	125,500	*	28,500	97,000	*
TELUS Foreign Equity Active Beta Pool (Nominee: Mac& Co)(4)	9,800	*	1,500	8,300	*
Public Sector Pension Investment Board (Nominee: Mac & Co)(4)	265,500	1.00%	65,500	200,000	*
TELUS Foreign Equity Active Alpha Pool (Nominee: Mac & Co)(4)	21,775	*	3,500	18,275	*
The SEI U.S. Small Companies Fund (Nominee: SEI U.S. Small Companies Fund c/o BBH&Co)(4)	26,500	*	8,000	18,500	*
UBS Multi Manager Access - Global Smaller Companies (Nominee: UBS Multi Manager Access-Global Smaller Companies c/o BBH&Co)(4)	29,000	*	4,500	24,500	*
Stichting Bedrijfstakpensioenfonds voor de Media PNO (Nominee: Mac & Co)(4)	77,500	*	24,000	53,500	*
Wellington Trust Company, National Association Multiple Collective Investment Funds Trust, Emerging Companies Portfolio (Nominee: Finwell & Co)(4)	274,840	1.04%	74,500	200,340	*

After Offering
Name	Number of Shares Beneficially Owned Prior to Offering	Percentage of Class	Number of Shares to be Sold	Number of Shares Beneficially Owned	% of Class
Dow Employees’ Pension Plan (Nominee: Kane & Co)(4)	140,800	*	37,500	103,300	*
Robert Wood Johnson Foundation (Nominee: Benchworthy & Co)(4)	125,500	*	30,500	95,000	*
Lockheed Martin Corporation Master Retirement Trust (Nominee: Ell & Co)(4)	182,400	*	40,000	142,400	*
New York State Nurses Association Pension Plan (Nominee: Ell & Co)(4)	64,500	*	12,500	52,000	*
Radian Group Inc. (Nominee: Ell & Co)(4)	30,500	*	7,500	23,000	*
SEI Institutional Investments Trust - Small Cap Fund (Nominee: Hare & Co)(4)	156,300	*	25,500	130,800	*
SEI Institutional Investments Trust - Small/Mid Cap Fund (Nominee: Hare & Co)(4)	138,850	*	29,000	109,850	*
Retirement Plan for Employees of Union Carbide Corporation and its Participating Subsidiary Companies (Nominee: Kane & Co)(4)	92,000	*	20,000	72,000	*
Trellus Partners LP	147,410	*	85,000	62,410	*
Trellus Offshore Fund Ltd	113,414	*	60,000	53,414	*
Trellus Small Cap Opportunity Fund LP	81,460	*	32,500	48,960	*
Trellus Small Cap Opportunity Offshore Fund Ltd.	43,540	*	17,500	26,040	*
Trellus Partners II LP	7,814	*	5,000	2,814	*
Robert Reuben	33,333	*	33,333	-	-
James Gerson	33,333	*	33,333	-	-
Insignia Partners LP	250,000	*	50,000	200,000	*
David Cumming	58,080	*	5,000	53,080	*

__________________________

* Less than 1.0%.

(1)
Includes 2,277,584 shares held by Jeffrey Parker and Deborah Parker Joint Tenants in Common, 48,400 shares held by J-Parker Family Limited Partnership and 69,114 shares owned of record by Mr. Parker’s three children over which he disclaims ownership. Mr. Jeffrey L. Parker has sole voting and dispositive power over the shares of common stock owned by the J-Parker Family Limited Partnership, as a result of which Mr. Jeffrey Parker is deemed to be the beneficial owner of such shares. Mr. Jeffrey Parker is the Chairman of the Board and Chief Executive Officer of ParkerVision.

(2)
Daniel Lewis, in his capacity as the controlling person of Gem Investment Advisors, LLC which is the general partner of Gem Partners, L.P., has shared voting and dispositive authority over the shares owned by Gem Partners, L.P.

(3)
Knoll Capital Management, LP (KCMLP), in its capacity as investment manager, and Fred Knoll, as President of KCMLP are each deemed to have beneficial ownership of the shares of common stock that are owned of record by investment advisory clients of KCMLP.

(4)
Wellington Management Company, LLP (“Wellington”) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

On March 5, 2008, ParkerVision consummated the sale of an aggregate of 1,240,199 shares of common stock in a private placement to a limited number of institutional and other investors pursuant to offering exemptions under the Securities Act of 1933. The gross proceeds of the offering were approximately $9,300,000. Based on representations to the company in the purchase agreements and investor questionnaires, none of the selling stockholders had agreements or understandings, directly or indirectly, with any person to distribute the shares, and purchased them in the ordinary course for investment purposes.

ParkerVision agreed to register the shares of common stock sold in the offering for resale by the investors in the private placement. The registration provisions provide that if the registration statement is not declared effective by July 7, 2008, or the registration statement is suspended after it is declared effective, any selling stockholder who owns shares of common stock purchased in the private placement will be entitled to liquidated damages of 1% of the purchase price, per month, on a pro rata daily basis, until the registration statement is declared effective or available for use after a suspension. The maximum penalty is limited to 10% of the purchase price. ParkerVision and the selling shareholders, severally, have agreed to indemnify each other in certain circumstances in connection with the registration statement.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) one year after the closing of the Offering or (ii) such time as all Shares purchased by such Investor in the Offering have been sold pursuant to a registration statement.

We will pay all the costs, expenses and fees incident to the registration of the common stock. The selling stockholders will pay the costs, expenses and fees incident to the offer and sale of the common stock to the public, including commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

The legality of the common stock offered by this prospectus has been passed upon by Graubard Miller.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until all of the securities are sold.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	Current Report on Form 8-K dated March 6, 2008;

•	Form 8-A declared effective on November 30, 1993, registering our common stock; and

•	Form 8-A filed on November 22, 2005.

Potential investors may obtain a copy of any of our SEC filings, excluding exhibits, without charge by written or oral request directed to ParkerVision, Inc., Attention: Investor Relations, 7915 Baymeadows Way, Suite 400, Jacksonville, Florida 32256.